UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60411/July 31, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13517

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In the Matter of   :
                                         :   ORDER MAKING FINDINGS
IJOIN SYSTEMS, INC.,   :   AND REVOKING REGISTRA-
I-TEL NETWORKS, INC.,   :   TIONS BY DEFAULT AS TO
I-TRANSACTION.NET, INC.,   :   SIX RESPONDENTS
IGENISYS, INC.,   :
IITC HOLDINGS, LTD.,   :
IKSORB ENTERPRISES, INC., and   :
THE IMAGEMAKERS PHOTOGRAPHY, INC.   :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on June 12, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement and the Office of the Secretary provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents by June 19, 2009, in a manner that complies with Rule 141 of the Commission's Rules of Practice. The Commission has accepted a settlement offer from Respondent iGenisys, Inc. The other six Respondents have not filed Answers to the OIP and the time for doing so has expired.

        On July 13, 2009, I required the other six Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. The time for replying to the Order to Show Cause has expired and no replies have been received. Accordingly, these six Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As permitted by Rule of Practice 155(a), the following allegations of the OIP are deemed to be true.

        iJoin Systems, Inc. (iJoin) (CIK No. 1073780), is a void Delaware corporation located in Boise, Idaho, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). iJoin is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2001, which reported a net loss of $5.9 million for that year.

        I-Tel Networks, Inc. (I-Tel) (CIK No. 1124862), is a revoked Nevada corporation located in Phoenix, Arizona, with a class of equity securities registered with the Commission pursuant to

Exchange Act Section 12(g). I-Tel is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of over $1.4 million for the prior nine months.

I-Transaction.net, Inc. (I-Transaction) (CIK No. 1106005), is a New Jersey corporation located in Mississagua, Ontario, Canada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). I-Transaction is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported a net loss of $285,381 for the prior nine months.

IITC Holdings, Ltd. (IITC) (CIK No. 857871), is an Alberta, Canada, corporation located in Calgary, Alberta, Canada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). IITC is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the fiscal year ended September 30, 1996.

Iksorb Enterprises, Inc. (Iksorb) (CIK No. 1133811), is a permanently revoked Nevada corporation located in Salt Lake City, Utah, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Iksorb is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on August 7, 2001, which reported a net loss of over $14,116 from inception on January 28, 1976, to December 31, 2000.

The Imagemakers Photography, Inc. (Imagemakers) (CIK No. 1129216), is a permanently revoked Nevada corporation located in Henderson, Nevada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Imagemakers is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of $33,763 for the six months ended June 30, 2001.

As discussed in more detail above, these six Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, these six Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of the registered securities of iJoin Systems, Inc., I-Tel Networks, Inc., I-Transaction.net, Inc., IITC Holdings, Ltd., Iksorb Enterprises, Inc., and The Imagemakers Photography, Inc., are revoked.

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James T. Kelly
Administrative Law Judge